SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three months ended March 31, 2021 and 2020

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management's discussion and analysis

In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2020 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as our reporting currency.

The term "North America Segment" refers to our North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, production asset management, quality and supply chain management, procurement related to production as well as research and development and our Global Medical Office function, which seeks to standardize medical treatments and clinical processes within the Company. The abbreviations "THOUS" and "M" are used to denote the presentation of amounts in thousands and millions, respectively. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under "Financial condition and results of operations—II. Discussion of measures—Non-IFRS measures."

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods. These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

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changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") that could result from pending legal challenges to the ACA;

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the outcome of government and internal investigations as well as litigation;

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our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, the impact of health care, tax and trade law reforms, in particular the potential U.S. tax reform, and regulation as well as, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act ("FCPA") including our monitor agreement with the U.S. Department of Justice ("DOJ"), the Food, Drug and Cosmetic Act, antitrust and competition laws in the countries and localities in which we operate, and outside the U.S., inter alia, the European Union ("EU") Medical Device Directive, which will be repealed and replaced by the new EU Medical Device Regulation as of May 26, 2021, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

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the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

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the impact of the on-going worldwide severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease ("COVID-19") pandemic, including, without limitation, a significant increase of mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, both of which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, business and operations, consequences of an economic downturn resulting from the impacts of COVID-19 and evolving guidelines and requirements regarding the use of government provided COVID-19 related relief and any additional economic relief legislation that may be passed in the countries in which we operate;

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product liability risks;

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our ability to continue to grow our health care services and products businesses, including through acquisitions;

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our ability to attract and retain skilled employees, including shortages of skilled clinical personnel, and risks that legislative, union, or other labor-related activities or changes will result in significant increases in our operating costs or decreases in productivity;

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the impact of currency and interest rate fluctuations;

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potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with the impact of inflation and an economic downturn in various regions;

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our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

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changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products, changes in raw material and energy costs, the inability to procure raw materials or disruptions to our supply chain;

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introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that reduce the progression of chronic kidney disease;

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launch of new technology, advances in medical therapies, or new market entrants that compete with our medical businesses;

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potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;

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collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

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our ability to achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;

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the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines; and

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the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements.

Important factors that could contribute to such differences are noted in "Financial condition and results of operations—I. Overview" below, in note 9 of the notes to consolidated financial statements (unaudited) included in this report, in note 22 of the notes to consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2020 (our "2020 Form 20-F"), as well as under "Risk Factors," "Business overview," "Operating and financial review and prospects," and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings which can be accessed at the United States Securities and Exchange Commission's internet website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of operations, financial position and net assets" below.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash ("—") indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero ("0") is used when the pertinent figure, after rounding, amounts to zero.

Financial condition and results of operations

I. Overview

We are the world's leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from End-Stage Kidney Disease ("ESKD") as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services which, prior to 2021, were described as "Care Coordination," include value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimated the size of the global dialysis market was approximately €82 billion in 2020. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs

(in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the three months ended March 31, 2021, approximately 28% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare and Medicaid ("CMS"). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the End-Stage Renal Disease ("ESRD") prospective payment system ("ESRD PPS"), (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration", (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 ("PAMA") and (iv) CMS's 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see the detailed discussions on these and further legislative developments below:

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Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, the ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which provides that dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.

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Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through 2030. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. The 2% sequestration was temporarily suspended from May 1, 2020 through December 31, 2021 as part of the COVID-19 relief measures. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our operating results after the suspension is lifted.

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On November 2, 2020, CMS issued a final rule for the ESRD PPS rate for calendar year ("CY") 2021. CMS estimates that, on average, large dialysis organizations will receive a 2.9% increase in payments under this final rule. The base rate per treatment is $253.13 which represents a 5.8% increase from the 2020 base rate of $239.33. The updated rate for CY 2021 adds $9.93 to the base rate to pay for calcimimetics, which were previously, but will no longer be, reimbursed under the transitional drug add-on payment adjustment ("TDAPA"). Under the CY 2021 final rule, calcimimetics will be eligible for outlier payments, when applicable. The updated rate also includes the adjustment for the wage index budget-neutrality factor of 0.999485, and a market basket increase of 1.9% that is partially offset by a 0.3% multifactor productivity adjustment (as mandated by the ACA), yielding a productivity-adjusted market basket increase of 1.6%. The 2021 ESRD PPS rate retains the 2020 wage index floor of 0.5000. The labor-related portion of the ESRD PPS base rate to which the wage index is applied will be 52.3% in 2021. CMS updated the Acute Kidney Injury payment rate for CY 2021 to $253.13, which is the same as the base rate finalized under the ESRD PPS for CY 2021. As a result of the projected 2% overall payment increase, CMS estimates that there will be an increase in beneficiary co-insurance payments of 2% in CY 2021. CMS considered two products, a dialyzer and a cartridge for a home dialysis machine, for the transitional add-on payment adjustment for new and innovative equipment and supplies ("TPNIES") in CY 2021. CMS determined that neither product met the eligibility criteria for TPNIES for CY 2021 but acknowledged that, with respect to the dialyzer, the applicant is eligible to apply for CY 2022 and CY 2023.

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In the CY 2021 ESRD PPS final rule, CMS finalized several programmatic updates to the ESRD QIP and codified data submission requirements for calculating measure scores. Under the ESRD QIP program, CMS assesses the total performance of each facility on measures specified per payment year and applies an appropriate payment reduction to each facility that does not meet a minimum total performance score ("TPS"). For performance year 2023, CMS estimated that a facility must meet or exceed a minimum TPS of 57 in order to avoid a payment reduction. In the CY 2021 final rule, CMS updated the scoring methodology for the Ultrafiltration Rate reporting measure to score facilities based on the number of eligible patient-months as opposed to facility-months. CMS also updated the scoring methodology for the National Healthcare Safety Network (NHSN) validation study to reduce the number of required records from 20 records across each of the first two quarters to 20 records across any two quarters. In the 2021 ESRD PPS final rule, CMS also acknowledged that the nationwide Extraordinary Circumstances Exception (ECE) that CMS granted to facilities in response to the COVID-19 public health emergency, which excluded data from the first and second quarter of CY 2020, may impact the CY 2020 data. CMS is currently considering ways to address the impact of this exclusion and will provide further guidance in the CY 2022 ESRD proposed rule. The final rule also finalizes payment reductions of up to two percent for the PY 2023 ESRD QIP. The total payment reductions for the approximate 1,790 out of 7,610 Medicare-enrolled dialysis facilities expected to receive a payment reduction is approximately $15.8 million for the 2021 performance year.

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On December 2, 2020, CMS issued the CY 2021 final rule for hospital outpatient and ambulatory surgery center payment systems. For CY 2021, CMS will continue to pay certain dialysis vascular access codes at the Ambulatory Surgical Center ("ASC") rate. The rule to update the ASC Fee Schedule for CY 2021 generally increases the reimbursement rates for certain vascular access services. For the range of procedures provided in an ASC, the average increase is 2.6% compared to the prior year. CMS also updated the Physician Fee Schedule for CY 2021. On December 2, 2020 CMS released the annual Physician Fee Schedule final rule which cut reimbursement in CY 2021 for certain specialty services, including those related to cardiovascular and vascular access care. On December 27, 2020 the Consolidated Appropriations Act, 2021 (H.R. 133) was enacted which modified the physician fee schedule for CY 2021 to increase payment rates for all physicians by 3.75 percent, partially offsetting the cuts finalized by CMS.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services, and the status of the ACA. For additional information regarding these proceedings, see Item 4B, "Information on the Company—Regulatory and Legal Matters—Health Care Reform" in our 2020 Form 20-F. Changes to the ACA (including a determination in litigation presently before the U.S. Supreme Court, that the measure is unconstitutional) could adversely affect us.

For additional information, see "Risk Factors" included in our 2020 Form 20-F.

On May 22, 2020, CMS issued a final rule that, effective January 1, 2021, removes outpatient dialysis facilities from the time-and-distance standards applicable under the network adequacy rules for Medicare Advantage, also known as Medicare Part C, plans offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits ("Medicare Advantage" plans).

Premium assistance programs

On August 18, 2016, CMS issued a request for information ("RFI") seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. The holding company for our U.S. operations, Fresenius Medical Care Holdings, Inc. ("FMCH"), and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. See Item 3.D,"Key information—Risk Factors" in our 2020 Form 20-F. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS's failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar state actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

Participation in new Medicare payment arrangements

Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians formed entities known as ESRD Seamless Care Organizations ("ESCOs") as part of a payment and care delivery pilot program that ended March 31, 2021 which sought to deliver better health outcomes for Medicare ESKD patients while lowering CMS's costs. Following our initial participation in six ESCOs, we ultimately expanded our participation in the Model to 23 ESCOs formed at our dialysis facilities. ESCOs that achieved the program's minimum quality thresholds and generated reductions in CMS's cost of care above certain thresholds for the ESKD patients covered by the ESCO received a share of the cost savings, adjusted based on the ESCO's performance on certain quality metrics. ESCOs may also owe payments to CMS if actual costs of care rise above set thresholds. As of March 2021, approximately 34,800 patients were aligned to ESCOs in which we participated.

In November 2017, we announced the results from the first performance year ("PY") from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (calendar year ("CY") 2017) the Company's ESCOs together generated more than $66.7 M (€59.0 M) in gross savings, an average 3.4% reduction in expenditures per patient. For the third performance year (CY 2018), CMS published the final settlement reports on August 14, 2020. In total the Company's ESCOs produced more than $66.1 M (€56.0 M) in gross savings, an average 1.9% reduction in expenditures per patient. For the fourth performance year (CY 2019), CMS published the final settlement reports on October 31, 2020. In total, the Company's ESCOs produced more than $10.8 M (€9.6 M) in gross losses, an average 0.3% increase in expenditures per patient. For the fifth performance year (CY 2020), CMS gave each ESCO the options to (a) extend participation in the program through March 31, 2021, and/or to (b) accept the following financial changes: (i) reduce 2020 downside risk by reducing shared losses by proportion of months during the COVID-19 Public Health Emergency as promulgated under the Public Health Services Act, (ii) cap gross savings upside potential at 5% gross savings, (iii) remove COVID-19 inpatient episodes, and (iv) remove the 2020 financial guarantee requirement. All of our affiliated ESCOs signed amendments to extend participation in the program through March 31, 2021 and 22 of our ESCOs accepted the financial changes related to COVID-19. The Model ended on March 31, 2021. We anticipate that CMS will publish final settlement reports for the last performance year in October 2021.

We have also entered into risk-based and value-based arrangement with certain payors to provide care to commercial and Medicare Advantage ESKD and CKD patients. Under these payment arrangements, our financial performance is based on our ability to manage a defined scope of medical costs within certain parameters for clinical outcomes.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of HHS to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020, the ESRD Treatment Choices ("ETC") model, is a mandatory model that creates financial incentives for home treatment and kidney transplant with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of thirty percent of the Hospital Referral Regions. As of March 2021, 978 of our U.S. dialysis clinics, representing approximately 37% of our U.S. dialysis clinics, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment ("HDPA"), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first payment year, to 2% in the second payment year, and to 1% in the final payment year. This model also includes a Performance Payment Adjustment ("PPA") beginning in July 2022. PPA payments will be a combined calculation of home dialysis and transplant rates based upon historic and/or benchmark data from comparison geographic areas. Possible PPA payment adjustments increase in time and will range from (5%) to 4% in the first payment year (beginning July 2022) for both physicians and facilities and rise to (9%) and 8% for physicians and (10%) and 8% percent for facilities in the final payment year (ending in June 2027).

Pursuant to the Executive Order, the Secretary also announced voluntary payment models, Kidney Care First ("KCF") and Comprehensive Kidney Care Contracting ("CKCC") model (graduated, professional and global), which aim to build on the existing Comprehensive End Stage Renal Disease Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESKD, to delay the start of dialysis, and to incentivize kidney transplant. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity ("KCE"). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to upside risk, but is unavailable to KCEs that include large dialysis organizations. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provides a start-up period during which the KCE is not at financial risk. Prior to January 1, 2022, each KCE will elect whether to continue its participation at-risk beginning in the first Performance Year which starts on January 1, 2022 and ends December 31, 2022. Two of the 28 KCEs elected to drop out of the CKCC model during the implementation period. Once implemented, the CKCC model is expected to run through 2026. The commencement date of the voluntary professional model was originally set to begin on April 1, 2021, but was extended by CMS to January 1, 2022 and, relative to our 2021 expectations, we expect to both incur additional expenses and recognize no revenue as a result of this extension. We are presently unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. We do not include income taxes as we believe taxes are outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance as well as certain legal costs, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. Our global research and development as well as its Global Medical Office, which seeks to standardize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities do not fulfill the definition of a segment according to IFRS 8. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 11 of the notes to consolidated financial statements (unaudited) found elsewhere in this report for a further discussion on our operating segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

II.  Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with financial covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Our presentation of some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA (or "net income") includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our publications to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain pre-determined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)
period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS, and

(2)
Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within "Results of operations, financial position and net assets," below, we believe that a separate reconciliation would not provide any additional benefit.

Return on invested capital ("ROIC") (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. Additionally, we have excluded the impairment of goodwill and trade names in the Latin America Segment driven by a macro-economic downturn and increasing risk adjustment rates for certain countries in the region ("Impairment Loss") (see note 2 a), "Significant judgments and sources of estimation uncertainties—Recoverability of goodwill and intangible assets," of the notes to the consolidated financial statements included in our 2020 Form 20-F) to increase comparability of the underlying financial figures of certain Management Board compensation performance targets with the Company's operating performance and to adequately recognize the actual performance of the members of the Management Board. An adjustment to exclude amounts related to the implementation of IFRS 16, Leases, which replaced the straight-line operating lease expense for former leases under International Accounting Standard 17, Leases, with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases (such effects being, collectively "Effect from IFRS 16") is included for the purpose of increasing the comparability of previously reported information in accordance with our long-term incentive plans in 2019. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified

2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Total assets	33,159	31,689	33,049	34,190	34,072
Plus: Cumulative goodwill amortization and Impairment Loss	598	583	405	421	430
Minus: Cash and cash equivalents	(1,073)	(1,082)	(1,599)	(1,890)	(1,405)
Minus: Loans to related parties	(1)	(1)	(51)	(49)	(40)
Minus: Deferred tax assets	(333)	(351)	(429)	(391)	(382)
Minus: Accounts payable to unrelated parties	(635)	(732)	(729)	(678)	(762)
Minus: Accounts payable to related parties	(105)	(95)	(132)	(135)	(134)
Minus: Provisions and other current liabilities(1)	(3,436)	(3,180)	(3,641)	(3,799)	(2,577)
Minus: Income tax payable	(232)	(197)	(269)	(212)	(200)

Invested capital	27,940	26,634	26,604	27,457	29,002

Average invested capital as of March 31, 2021	27,527
Operating income	2,224
Income tax expense(2)	(605)

NOPAT	1,619

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified

2021	March 31, 2021	December 31, 2020(3)	September 30, 2020(3)	June 30, 2020(3)	March 31, 2020(3)
Total assets	—	111	116	121	124
Minus: Cash and cash equivalents	—	(1)	(1)	(1)	(1)
Minus: Provisions and other current liabilities(1)	—	(6)	(6)	(6)	(6)

Invested capital	—	104	109	114	117

Adjustment to average invested capital as of March 31, 2021	89
Adjustment to operating income(3)	5
Adjustment to income tax expense(3)	(1)

Adjustment to NOPAT	4

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified

2021	March 31, 2021	December 31, 2020(3)	September 30, 2020(3)	June 30, 2020(3)	March 31, 2020(3)
Total assets	33,159	31,800	33,165	34,311	34,196
Plus: Cumulative goodwill amortization and Impairment Loss	598	583	405	421	430
Minus: Cash and cash equivalents	(1,073)	(1,082)	(1,599)	(1,890)	(1,406)
Minus: Loans to related parties	(1)	(1)	(51)	(49)	(40)
Minus: Deferred tax assets	(333)	(351)	(429)	(391)	(382)
Minus: Accounts payable to unrelated parties	(635)	(732)	(729)	(678)	(762)
Minus: Accounts payable to related parties	(105)	(95)	(132)	(135)	(134)
Minus: Provisions and other current liabilities(1)	(3,436)	(3,186)	(3,647)	(3,806)	(2,583)
Minus: Income tax payable	(232)	(197)	(269)	(212)	(200)

Invested capital	27,940	26,738	26,713	27,571	29,118

Average invested capital as of March 31, 2021	27,616
Operating income(3)	2,228
Income tax expense(2),(3)	(606)

NOPAT	1,622
ROIC	5.9%

Adjustments to average invested capital and ROIC (excluding impairment loss)
in € M, except where otherwise specified

2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Total assets	—	195	—	—	—
Plus: Impairment Loss	—	(195)	—	—	—

Invested capital	—	—	—	—	—

Average invested capital as of March 31, 2021	—
Adjustment to operating income	195
Adjustment to income tax expense	(53)

NOPAT	142

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding impairment loss)
in € M, except where otherwise specified

2021	March 31, 2021	December 31, 2020(3)	September 30, 2020(3)	June 30, 2020(3)	March 31, 2020(3)
Total assets	33,159	31,995	33,165	34,311	34,196
Plus: Cumulative goodwill amortization	598	388	405	421	430
Minus: Cash and cash equivalents	(1,073)	(1,082)	(1,599)	(1,890)	(1,406)
Minus: Loans to related parties	(1)	(1)	(51)	(49)	(40)
Minus: Deferred tax assets	(333)	(351)	(429)	(391)	(382)
Minus: Accounts payable to unrelated parties	(635)	(732)	(729)	(678)	(762)
Minus: Accounts payable to related parties	(105)	(95)	(132)	(135)	(134)
Minus: Provisions and other current liabilities(1)	(3,436)	(3,186)	(3,647)	(3,806)	(2,583)
Minus: Income tax payable	(232)	(197)	(269)	(212)	(200)

Invested capital	27,940	26,738	26,713	27,571	29,118

Average invested capital as of March 31, 2021	27,616
Operating income(3)	2,423
Income tax expense(2),(3)	(659)

NOPAT	1,764
ROIC (excluding Impairment Loss)	6.4%

Adjustments to average invested capital and ROIC for the Effect from IFRS 16 in € M, except where otherwise specified

2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Total assets	(4,242)	(4,130)	(4,261)	(4,421)	(4,388)
Minus: Deferred tax assets	(30)	2	4	3	3
Minus: Provisions and other current liabilities(1)	(134)	(128)	(134)	(140)	(143)
Minus: Income tax payable	1	1	—	—	—

Invested capital	(4,405)	(4,255)	(4,392)	(4,558)	(4,529)

Adjustment to average invested capital as of March 31, 2021	(4,427)
Adjustment to operating income	(127)
Adjustment to income tax expense	34

Adjustment to NOPAT	(93)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss and the Effect from IFRS 16)
in € M, except where otherwise specified

2021	March 31, 2021	December 31, 2020(3)	September 30, 2020(3)	June 30, 2020(3)	March 31, 2020(3)
Total assets	28,917	27,865	28,904	29,890	29,808
Plus: Cumulative goodwill amortization	598	388	405	421	430
Minus: Cash and cash equivalents	(1,073)	(1,082)	(1,599)	(1,890)	(1,406)
Minus: Loans to related parties	(1)	(1)	(51)	(49)	(40)
Minus: Deferred tax assets	(364)	(349)	(426)	(388)	(380)
Minus: Accounts payable to unrelated parties	(635)	(732)	(729)	(678)	(762)
Minus: Accounts payable to related parties	(105)	(95)	(132)	(135)	(134)
Minus: Provisions and other current liabilities(1)	(3,570)	(3,314)	(3,781)	(3,946)	(2,727)
Minus: Income tax payable	(231)	(196)	(269)	(212)	(200)

Invested capital	23,534	22,483	22,321	23,013	24,589

Average invested capital as of March 31, 2021	23,188
Operating income(3)	2,297
Income tax expense(2),(3)	(625)

NOPAT	1,672
ROIC (excluding Impairment Loss and the Effect from IFRS 16)	7.2%

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	31,689	33,049	34,190	34,072	32,935
Plus: Cumulative goodwill amortization and Impairment Loss	583	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(351)	(429)	(391)	(382)	(361)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities(1)	(3,180)	(3,641)	(3,799)	(2,577)	(2,452)
Minus: Income tax payable	(197)	(269)	(212)	(200)	(180)

Invested capital	26,634	26,604	27,457	29,002	28,446

Average invested capital as of December 31, 2020	27,628
Operating income	2,304
Income tax expense(2)	(688)

NOPAT	1,616
ROIC	5.8%

Adjustments to average invested capital and ROIC (excluding Impairment Loss)
in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	195	—	—	—	—
Plus: Impairment Loss	(195)	—	—	—	—

Invested capital	—	—	—	—	—

Adjustment to average invested capital as of December 31, 2020	—
Adjustment to operating income	195
Adjustment to income tax expense	19

Adjustment to NOPAT	214

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss)
in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	31,884	33,049	34,190	34,072	32,935
Plus: Cumulative goodwill amortization	389	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(351)	(429)	(391)	(382)	(361)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities(1)	(3,180)	(3,641)	(3,799)	(2,577)	(2,452)
Minus: Income tax payable	(197)	(269)	(212)	(200)	(180)

Invested capital	26,634	26,604	27,457	29,002	28,446

Average invested capital as of December 31, 2020	27,628
Operating income	2,499
Income tax expense(2)	(669)

NOPAT	1,830
ROIC (excluding Impairment Loss)	6.6%

Adjustments to average invested capital and ROIC for the Effect from IFRS 16 in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	(4,130)	(4,261)	(4,421)	(4,388)	(4,356)
Minus: Deferred tax assets	2	4	3	3	2
Minus: Provisions and other current liabilities(1)	(128)	(134)	(140)	(143)	(140)
Minus: Income tax payable	1	—	—	—	—

Invested capital	(4,255)	(4,392)	(4,558)	(4,529)	(4,494)

Adjustment to average invested capital as of December 31, 2020	(4,445)
Adjustment to operating income	(134)
Adjustment to income tax expense	40

Adjustment to NOPAT	(94)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss and the Effect from IFRS 16)
in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	27,754	28,788	29,769	29,684	28,579
Plus: Cumulative goodwill amortization	389	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(349)	(426)	(388)	(380)	(359)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities(1)	(3,309)	(3,775)	(3,940)	(2,720)	(2,592)
Minus: Income tax payable	(196)	(269)	(212)	(200)	(180)

Invested capital	22,379	22,212	22,899	24,473	23,952

Average invested capital as of December 31, 2020	23,183
Operating income	2,365
Income tax expense(2)	(629)

NOPAT	1,736
ROIC (excluding Impairment Loss and the Effect from IFRS 16)	7.5%

(1)
Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and put option liabilities.

(2)
Adjusted for noncontrolling partnership interests.

(3)
Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

For a reconciliation of cash flow performance indicators for the three months ended March 31, 2021 and 2020 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see "III. Results of operations, financial position and net assets—Financial position—Sources of Liquidity."

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, non-cash charges and impairment loss). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is also the basis for determining compliance with certain other covenants contained in our Amended 2012 Credit Agreement (including a maximum permitted consolidated leverage ratio, which could limit our ability to incur additional indebtedness) and is also relevant in certain of our other major financing arrangements. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For a reconciliation of adjusted EBITDA and net leverage ratio as of March 31, 2021 and December 31, 2020, see "III. Results of operations, financial position and net assets—Financial position—Sources of Liquidity."

III.  Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

In accordance with the update to our Company strategy to leverage our core strategic competencies in order to achieve our goal of providing health care for chronically and critically ill patients across the renal care continuum ("Strategy 2025"), which encompasses new renal care models, value-based care models, chronic kidney disease and transplantation as well as future innovations, we have adjusted the presentation of consolidated and operating segment data to reflect the integrated nature of Dialysis and Care Coordination in our business model. Therefore, we do not present Dialysis and Care Coordination metrics separately. As such, Care Coordination information previously presented separately for the North America Segment and the Asia-Pacific Segment is now included within the corresponding Health Care metric. This presentation more closely aligns our external financial reporting with the manner in which management reviews financial information to make operating decisions and evaluate performance of our business.

Results of operations

Segment data (including Corporate)
in € M

	For the three months ended March 31,
	2021	2020
Total revenue
North America Segment	2,899	3,186
EMEA Segment	670	679
Asia-Pacific Segment	471	443
Latin America Segment	159	168
Corporate	11	12

Total	4,210	4,488

Operating income
North America Segment	399	463
EMEA Segment	80	101
Asia-Pacific Segment	85	77
Latin America Segment	7	7
Corporate	(97)	(93)

Total	474	555

Interest income	15	9
Interest expense	(91)	(113)
Income tax expense	(94)	(100)

Net income	304	351
Net income attributable to noncontrolling interests	(55)	(68)

Net income attributable to shareholders of FMC-AG & Co. KGaA	249	283

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The table below summarizes the development of the euro against the U.S. dollar as well as the revenue and the operating income, as a percentage of the consolidated results, generated in U.S. dollars for the three months ended March 31, 2021 and 2020:

Currency development and portion of total revenue and operating income

	For the three months ended March 31,
	2021	2020
Currency development of euro against the U.S. dollar	negative impact	positive impact
Percentage of revenue in U.S. dollars	69%	71%
Percentage of operating income generated in U.S. dollars	84%	83%

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Consolidated financials

Performance indicators for the consolidated financial statements in € M, except where otherwise specified

	For the three months ended March 31,		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2021	2020
Revenue	4,210	4,488	(6)%	(7)%	1%
Health care services	3,325	3,595	(7)%	(8)%	1%
Health care products	885	893	(1)%	(5)%	4%
Number of dialysis treatments	13,004,009	13,190,874	(1)%
Same Market Treatment Growth(2)	(1.5)%	3.4%
Gross profit	1,207	1,391	(13)%	(6)%	(7)%
Gross profit as a % of revenue	28.7%	31.0%
Selling, general and administrative costs	712	810	(12)%	6%	(6)%
Selling, general and administrative costs as a % of revenue	16.9%	18.0%
Operating income	474	555	(15)%	(7)%	(8)%
Operating income margin	11.3%	12.4%
Net income attributable to shareholders of FMC-AG & Co. KGaA	249	283	(12)%	(6)%	(6)%
Basic earnings per share in €	0.85	0.95	(10)%	(6)%	(4)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days ("Same Market Treatment Growth").

Health care services revenue decreased by 7% as compared to the three months ended March 31, 2020 (+1% at Constant Exchange Rates) driven by a negative impact from foreign currency translation (–8%) and the absence of a prior year partial reversal of a 2019 revenue recognition adjustment for accounts receivable in legal dispute (–1%), partially offset by contributions from acquisitions (+1%) and an increase in organic growth despite impacts from COVID-19, including excess mortality rates among patients due to COVID-19, ("COVID-19-Related Impacts") in certain of our operating segments, which are further described in the discussions below, and lower reimbursement for calcimimetics (+1%).

Dialysis treatments decreased by 1% as a result of a reduction in same market treatments (–2%), partially offset by contributions from acquisitions (+1%). The decreases in treatments and Same Market Treatment Growth were significantly affected by COVID-19-Related Impacts.

At March 31, 2021, we owned, operated or managed 4,110 dialysis clinics compared to 4,002 dialysis clinics at March 31, 2020. During the three months ended March 31, 2021, we acquired 14 dialysis clinics, opened 22 dialysis clinics and combined or closed 18 clinics. The number of patients treated in dialysis clinics that we own, operate or manage decreased by 1% to 344,476 at March 31, 2021 (March 31, 2020: 348,703). The decrease in patients was driven by COVID-19-Related Impacts.

Health care product revenue decreased by 1% (+4% at Constant Exchange Rates) driven by a negative impact from foreign currency translation, lower sales of products for acute care treatments, acute cardiopulmonary products as well as in-center disposables, partially offset by higher sales of machines for chronic treatment, peritoneal dialysis products and home hemodialysis products.

Gross profit decreased by 13% (–7% at Constant Exchange Rates) primarily driven by COVID-19-Related Impacts, a negative impact from foreign currency translation and higher personnel expense across all regions. Additionally, we were impacted by an unfavorable impact from manufacturing (North America Segment), the absence of a partial reversal of a revenue recognition adjustment for accounts receivable in legal dispute which affected the first quarter of 2020 favorably (North America Segment), higher implicit price concessions (North America Segment) as well as lower reimbursement for calcimimetics (North America Segment). These impacts were partially offset by a higher reimbursement rate driven by the shift of patients into Medicare Advantage plans and other payor mix effects, increased treatment volumes (including growth from acquisitions) as normalized for COVID-19 as well as higher reimbursement from our value-based care payor programs, all within in the North America Segment.

Selling, general and administrative ("SG&A") expense decreased by 12% (–6% at Constant Exchange Rates) primarily driven by a positive impact from foreign currency translation, lower costs related to COVID-19 (in particular, an absence of net valuation losses recorded in the first quarter of 2020), a favorable impact from foreign currency transaction effects and lower travel expense across all regions, partially offset by an unfavorable impact from a gain on the sale of cardiovascular clinics in the prior year and higher personnel expense, both within the North America Segment.

Research and development expenses increased by 6% to €49 M from €46 M. The period over period increase, as a percentage of revenue, was 0.2 percentage points, largely driven by research and development activities at NxStage Medical, Inc., our subsidiary, in-center and critical care program development as well as activities in the field of regenerative medicine, partially offset by a positive impact from foreign currency translation and increased capitalization of development costs in 2021.

Income from equity method investees increased by 36% to €28 M from €20 M. The increase was primarily driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%.

Operating income decreased by 15% (–8% at Constant Exchange Rates) largely driven by the decrease in gross profit as well as a negative impact from foreign currency translation, partially offset by the decrease in SG&A expenses, as discussed above.

Net interest expense decreased by 27% (–22% at Constant Exchange Rates) to €76 M from €104 M primarily due to the positive impact from foreign currency translation, lower variable interest rates, lower interest rates on lease liabilities and a lower debt level.

Income tax expense decreased to €94 M from €100 M. The effective tax rate increased to 23.6% from 22.3% for the same period of 2020 largely driven by the prior year impact from the release of a liability for uncertain tax treatments, the decrease of tax-free income related to equity method investees and the effect of a tax-free gain related to divestitures of centers in the comparative prior year period.

Net income attributable to noncontrolling interests decreased by 18% (–11% at Constant Exchange Rates) to €55 M from €68 M due to lower earnings in entities in which we have less than 100% ownership and a positive impact from foreign currency translation.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 12% (–6% at Constant Exchange Rates) to €249 M from €283 M as a result of the combined effects of the items discussed above as well as a negative impact from foreign currency translation. COVID-19 resulted in a negative impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the amount of €79 M for the three months ended March 31, 2021 as compared to €41 M for the first three months ended March 31, 2020, primarily driven by COVID-19-Related Impacts in certain of our operating segments, as well as various other effects from the pandemic including, but not limited to, increased costs for personal protective equipment and increased labor costs, partially offset by certain lower operating costs including patient screening, facilities management and marketing.

Basic earnings per share decreased by 10% (–4% at Constant Exchange Rates) primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above coupled with a negative impact from foreign currency translation, partially offset by a decrease in the average weighted number of shares outstanding for the period. The average weighted number of shares outstanding for the period decreased to approximately 292.9 M on March 31, 2021 (March 31, 2020: 297.8 M), primarily as a result of our share buy-back program which concluded on April 1, 2020.

We employed 124,995 people (full-time equivalents) as of March 31, 2021 (March 31, 2020: 121,403). This 3% increase was primarily due to organic growth in our business and acquisitions.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Performance indicators for the North America Segment
in € M, except where otherwise specified

	For the three months ended March 31,		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2021	2020
Revenue	2,899	3,186	(9)%	(8)%	(1)%
Health care services	2,643	2,908	(9)%	(8)%	(1)%
Health care products	256	278	(8)%	(8)%	0%
Number of dialysis treatments	7,926,555	8,096,332	(2)%
Same Market Treatment Growth	(3.0)%	3.1%
Operating income	399	463	(14)%	(8)%	(6)%
Operating income margin	13.7%	14.5%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

Revenue

Health care services revenue decreased by 9% (–1% at Constant Exchange Rates) mainly due to a negative impact from foreign currency translation (–8%), the absence of a prior year partial reversal of a 2019 revenue recognition adjustment for accounts receivable in legal dispute (–1%) and a decrease in organic growth as a result of COVID-19-Related Impacts and lower reimbursement for calcimimetics (–1%), partially offset by contributions from acquisitions (+1%).

Dialysis treatments decreased by 2% largely due to a reduction in same market treatments (–3%), partially offset by contributions from acquisitions (+1%). At March 31, 2021, 209,279 patients, a decrease of 2% (March 31, 2020: 213,221), were treated in the 2,655 dialysis clinics (March 31, 2020: 2,597) that we own or operate in the North America Segment. The decreases in treatments, Same Market Treatment Growth and patients were significantly affected by COVID-19-Related Impacts.

Health care product revenue decreased by 8% (remained stable at Constant Exchange Rates) driven by a negative impact from foreign currency translation and lower sales for in-center disposables, partially offset by higher sales of products for acute care treatments and machines for chronic treatment.

Operating income

Operating income decreased by 14% (–6% at Constant Exchange Rates) primarily related to unfavorable effects from COVID-19-Related Impacts (including a partial offset by net valuation losses recorded in the first quarter of 2020), higher personnel expense, a negative impact from foreign currency translation, an unfavorable impact from a gain on the sale of cardiovascular clinics in the prior year, an unfavorable impact related to a partial reversal of a revenue recognition adjustment in 2020 for accounts receivable in legal dispute and an unfavorable impact from calcimimetics, partially offset by a higher reimbursement rate driven by the shift of patients into Medicare Advantage plans and other payor mix effects, increased treatment volumes (including growth from acquisitions) as normalized for COVID-19 as well as higher reimbursement from our value-based care payor programs.

EMEA Segment

Performance indicators for the EMEA Segment
in € M, except where otherwise specified

	For the three months ended March 31,		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2021	2020
Revenue	670	679	(1)%	(2)%	1%
Health care services	332	341	(3)%	(4)%	1%
Health care products	338	338	(0)%	(2)%	2%
Number of dialysis treatments	2,441,914	2,511,370	(3)%
Same Market Treatment Growth	(2.7)%	2.4%
Operating income	80	101	(21)%	0%	(21)%
Operating income margin	11.9%	14.9%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

Revenue

Health care service revenue decreased by 3% (+1% at Constant Exchange Rates) largely as a result of a negative impact from foreign currency translation (–4%), a decrease in dialysis days (–1%) and the effect of closed or sold clinics (–1%), partially offset by contributions from acquisitions (+3%). Including the effects from COVID-19-Related Impacts, organic growth remained stable.

Dialysis treatments decreased by 3% mainly due to a reduction in same market treatments (–3%), a decrease in dialysis days (–1%) and the effect of closed or sold clinics (–1%), partially offset by contributions from acquisitions (+2%). As of March 31, 2021, 64,978 patients, a decrease of 3% (March 31, 2020: 66,843), were treated at the 809 dialysis clinics (March 31, 2020: 786) that we own, operate or manage in the EMEA Segment. The decreases in treatments, Same Market Treatment Growth and patients were significantly affected by COVID-19-Related Impacts.

Health care product revenue remained stable (+2% at Constant Exchange Rates) due to lower sales of in-center disposables and a negative impact from foreign currency translation, mostly offset by higher sales of machines for chronic treatment, home hemodialysis products and products for acute care treatments.

Operating income

Operating income decreased by 21% (–21% at Constant Exchange Rates) mainly due to a revaluation gain of an investment in the prior year which did not repeat in the first quarter of 2021, an unfavorable country mix within our product business, the impact of a decrease in dialysis days, higher cost for personnel and supplies in certain countries, an impact from a favorable legal settlement in the prior year and unfavorable foreign currency transaction effects, partially offset by lower bad debt expense.

Asia-Pacific Segment

Performance indicators for the Asia-Pacific Segment
in € M, except where otherwise specified

	For the three months ended March 31,		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2021	2020
Revenue	471	443	6%	(4)%	10%
Health care services	228	218	5%	(3)%	8%
Health care products	243	225	8%	(3)%	11%
Number of dialysis treatments	1,169,169	1,157,675	1%
Same Market Treatment Growth	7.4%	5.9%
Operating income	85	77	11%	(3)%	14%
Operating income margin	18.1%	17.3%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

Revenue

Health care services revenue increased by 5% (+8% at Constant Exchange Rates) largely as a result of an increase in organic growth (+10%) and contributions from acquisitions (+2%), partially offset by a negative impact from foreign currency translation (–3%), the effect of closed or sold clinics (–3%) and a decrease in dialysis days (–1%).

Dialysis treatments increased by 1% mainly due to growth in same market treatments (+7%) and contributions from acquisitions (+1%), partially offset by the effect of closed or sold clinics (–6%) and a decrease in dialysis days (–1%). As of March 31, 2021, 33,334 patients, an increase of 6% (March 31, 2020: 31,337) were treated at the 399 dialysis clinics (March 31, 2020: 376) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 8% (+11% at Constant Exchange Rates) mainly due to higher sales of machines for chronic treatment and in-center disposables, partially offset by lower sales of products for acute care treatments, a negative impact from foreign currency translation and lower sales of acute cardiopulmonary products.

Operating income

Operating income increased by 11% (+14% at Constant Exchange Rates) primarily due to favorable business growth and a favorable impact from manufacturing, partially offset by the prior year impact of a gain from the deconsolidation of clinics.

Latin America Segment

Performance indicators for the Latin America Segment
in € M, except where otherwise specified

	For the three months ended March 31,		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2021	2020
Revenue	159	168	(5)%	(22)%	17%
Health care services	115	121	(5)%	(23)%	18%
Health care products	44	47	(6)%	(20)%	14%
Number of dialysis treatments	1,466,371	1,425,497	3%
Same Market Treatment Growth	2.4%	4.9%
Operating income	7	7	(3)%	(6)%	3%
Operating income margin	4.2%	4.1%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

Revenue

Health care service revenue decreased by 5% (+18% at Constant Exchange Rates) as a result of a negative impact from foreign currency translation (–23%), a decrease in dialysis days (–1%) and the effect of closed or sold clinics (–1%), partially offset by an increase in organic growth (+15%) and contributions from acquisitions (+5%).

Dialysis treatments increased by 3% mainly due to contributions from acquisitions (+3%) and growth in same market treatments (+2%), partially offset by the effect of closed or sold clinics (–1%) and a decrease in dialysis days (–1%). As of March 31, 2021, 36,885 patients, a decrease of 1% (March 31, 2020: 37,302), were treated at the 247 dialysis clinics (March 31, 2020: 243) that we own, operate or manage in the Latin America Segment. The number of treatments, as well as the related Same Market Treatment Growth, and patients was also affected by COVID-19-Related Impacts.

Health care product revenue decreased by 6% (+14% at Constant Exchange Rates) due to a negative impact from foreign currency translation, partially offset by higher sales of in-center disposables and products for acute care treatments.

Operating income

Operating income decreased by 3% (+3% at Constant Exchange Rates) due to a negative impact from foreign currency translation.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares, (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

As of March 31, 2021, our available borrowing capacity under unutilized credit facilities amounted to approximately €2.4 billion. The Amended 2012 Credit Agreement accounted for approximately €1.4 billion in unutilized available borrowing capacity.

In our long-term financial planning, we focus primarily on the net leverage ratio, a Non-IFRS measure, see "II. Discussion of measures—Non—IFRS measures—Net leverage ratio (Non-IFRS Measure)" above. The following table shows the reconciliation of adjusted EBITDA and net leverage ratio as of March 31, 2021 and December 31, 2020.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio

	March 31, 2021	December 31, 2020
Debt and lease liabilities(1)	12,900	12,380
Minus: Cash and cash equivalents	(1,073)	(1,082)

Net debt	11,827	11,298
Net income(2)	1,390	1,435
Income tax expense(2)	494	501
Interest income(2)	(48)	(42)
Interest expense(2)	388	410
Depreciation and amortization(2)	1,575	1,587
Adjustments(2),(3)	253	249

Adjusted EBITDA	4,052	4,140
Net leverage ratio	2.9	2.7

(1)
Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion.

(2)
Last twelve months.

(3)
Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2021: €6 M), non-cash charges, primarily related to pension expense (2021: €49 M; 2020: €50 M) and impairment loss (2021: €198 M; 2020: €199 M).

At March 31, 2021, we had cash and cash equivalents of €1,073 M (December 31, 2020: €1,082 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see "II. Discussion of measures—Non—IFRS measures—Cash flow measures" above.

The following table shows the cash flow performance indicators for the three months ended March 31, 2021 and 2020 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified

	For the three months ended March 31,
	2021	2020
Revenue	4,210	4,488

Net cash provided by (used in) operating activities	208	584
Capital expenditures	(184)	(282)
Proceeds from sale of property, plant and equipment	5	2

Capital expenditures, net	(179)	(280)

Free cash flow	29	304
Net cash provided by (used in) operating activities in % of revenue	4.9%	13.0%
Free cash flow in % of revenue	0.7%	6.8%

Net cash provided by (used in) operating activities

In the first three months of 2021, we generated net cash provided by operating activities of €208 M, compared to €584 M in the first three months of 2020. Net cash provided by operating activities in percent of revenue decreased to 5% for the first three months of 2021 as compared to 13% for 2020. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities was largely driven by an increase in trade accounts and other receivables from unrelated parties primarily related to seasonality in invoicing and periodic delays in payment by public health care organizations as well as a decrease in accounts payable to unrelated parties related to the timing of payments.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2021, approximately 28% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See "I. Overview," above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, our existing and future credit agreements, issuances under our commercial paper program (see note 5 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our Accounts Receivable Facility. In addition, to finance acquisitions or meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding ("DSO") of 60 days at March 31, 2021, an increase as compared to 50 days at December 31, 2020.

DSO by segment is calculated by dividing the respective segment's accounts and other receivables from unrelated parties and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding

in days	March 31, 2021	December 31, 2020	Increase/decrease primarily driven by:
North America Segment	43	26	Seasonality in invoicing and periodic delays in payment by public health care organizations
EMEA Segment	85	90	Improvement of payment collections and increased sales with shorter payment terms in the region
Asia-Pacific Segment	102	110	Improvement of payment collections in the region
Latin America Segment	128	134	Improvement of payment collections in the region
FMC-AG & Co. KGaA average days sales outstanding	60	50

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 9, of the notes to the consolidated financial statements (unaudited) included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in the first three months of 2021 was €224 M as compared to net cash used in investing activities of €312 M in the comparable period of 2020. The following table shows our capital expenditures for property, plant and equipment and capitalized development costs, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for the first three months of 2021 and 2020:

Capital expenditures (net), acquisitions, investments, purchases of intangible assets and investments in debt securities in € M

	Capital expenditures, net		Acquisitions, investments, purchases of intangible assets and investments in debt securities
	For the three months ended March 31,
	2021	2020	2021	2020
North America Segment	93	149	91	13
thereof investments in debt securities	—	—	11	1
EMEA Segment	24	29	9	7
Asia-Pacific Segment	10	37	—	—
Latin America Segment	9	6	—	15
Corporate	43	59	17	3

Total	179	280	117	38

The majority of our capital expenditures in the first three months of 2021 was used for maintaining existing clinics and centers, equipping new clinics and centers, maintaining and expanding production facilities, capitalization of machines provided to our customers and capitalization of certain development costs. Capital expenditures accounted for approximately 4% of total revenue in the first three months of 2021 as compared to approximately 6% of total revenue during the same period in 2020.

Investments in the first three months of 2021 were primarily comprised of purchases of debt securities and equity investments. In the first three months of 2021, we received €72 M from divestitures. These divestitures were mainly related to the divestment of debt securities. Acquisitions in the first three months of 2021 relate primarily to the purchase of dialysis clinics.

Investments in the first three months of 2020 were primarily comprised of purchases of equity investments and debt securities. In the first three months of 2020, we received €6 M from divestitures. These divestitures were mainly related to the divestment of debt securities. Acquisitions in the first three months of 2020 relate primarily to the purchase of dialysis clinics.

Net cash provided by (used in) financing activities

In the first three months of 2021, net cash used in financing activities was €36 M as compared to net cash used in financing activities of €232 M in the first three months of 2020.

In the first three months of 2021, cash was mainly used in the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $650 M (€473 M as of the date of issuance) and €300 M on February 15, 2021), the repayment of lease liabilities (including lease liabilities from related parties) and distributions to noncontrolling interests, partially offset by proceeds from short-term debt (including borrowings under our commercial paper program).

In the first three months of 2020, cash was mainly used for repayment of long-term debt (including the repayment of Convertible Bonds with a principal amount of €400 M at maturity in January 2020), shares repurchased as part of a share buy-back program, repayment of short-term debt and the repayment of lease liabilities, partially offset by the proceeds from short-term debt (including short-term debt from related parties) and the utilization of the Accounts Receivable Facility.

Balance sheet structure

Total assets as of March 31, 2021 increased by 5% to €33.2 billion as compared to €31.7 billion at December 31, 2020. In addition to a 4% positive impact resulting from foreign currency translation, total assets increased by 1% to €32.1 billion from €31.7 billion primarily due to increased trade accounts and other receivables from unrelated parties related to seasonality in invoicing, increases in goodwill and right-of use assets related to translation adjustments, increased inventory related to a higher demand for specific products and higher safety inventory levels and an increase in property, plant and equipment, partially offset by a decrease in other current assets.

Current assets as a percent of total assets remained consistent period over period at 23% for March 31, 2021 and December 31, 2020, respectively. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 40% at March 31, 2021 as compared to 39% at December 31, 2020, primarily driven by an increase in equity from currency translation and net income attributable to shareholders of FMC-AG & Co. KGaA. ROIC increased to 5.9% at March 31, 2021 as compared to 5.8% at December 31, 2020. Excluding the Impairment Loss as well as excluding both the Impairment Loss and the Effect from IFRS 16, ROIC was 6.4% and 7.2%, respectively, at March 31, 2021 (December 31, 2020: 6.6% and 7.5%, respectively). For further information on ROIC, see "II. Discussion of measures—Non-IFRS measures—Return on invested capital (ROIC) (Non-IFRS Measure)" above.

Report on post-balance sheet date events

Refer to note 12 in the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial statements

Consolidated statements of income

(unaudited)

Consolidated statements of income
in € thousands ("THOUS"), except per share data

		For the three months ended March 31,
	Note	2021	2020
Revenue:
Health care services	2a	3,325,459	3,594,663
Health care products	2a	884,666	893,133

		4,210,125	4,487,796
Costs of revenue:
Health care services		2,568,382	2,707,649
Health care products		435,086	389,592

		3,003,468	3,097,241
Gross profit		1,206,657	1,390,555
Operating (income) expenses:
Selling, general and administrative		711,515	809,917
Research and development	2b	48,645	45,917
Income from equity method investees	11	(27,756)	(20,409)

Operating income		474,253	555,130
Other (income) expense:
Interest income		(15,256)	(8,751)
Interest expense		91,328	112,970

Income before income taxes		398,181	450,911
Income tax expense		93,847	100,542
Net income		304,334	350,369
Net income attributable to noncontrolling interests		55,388	67,650

Net income attributable to shareholders of FMC-AG & Co. KGaA		248,946	282,719

Basic earnings per share	2c	0.85	0.95

Diluted earnings per share	2c	0.85	0.95

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income
in € THOUS

	For the three months ended March 31,
	2021	2020
Net income	304,334	350,369

Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees—share of OCI	(7,432)	—
FVOCI equity investments	5,856	—
Actuarial gain (loss) on defined benefit pension plans	54,302	—
Income tax (expense) benefit related to components of other comprehensive income not reclassified	(16,956)	—

	35,770	—
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	545,796	105,678
FVOCI debt securities	(9,925)	—
Gain (loss) related to cash flow hedges	(1,766)	7,427
Cost of hedging	84	(1,139)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	2,118	(1,878)

	536,307	110,088
Other comprehensive income (loss), net of tax	572,077	110,088

Total comprehensive income	876,411	460,457
Comprehensive income attributable to noncontrolling interests	103,981	90,094

Comprehensive income (loss) attributable to shareholders of FMC-AG & Co. KGaA	772,430	370,363

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

Consolidated balance sheets
in € THOUS, except share data

	Note	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents		1,073,478	1,081,539
Trade accounts and other receivables from unrelated parties		3,740,713	3,153,045
Accounts receivable from related parties	3	153,437	91,438
Inventories	4	1,989,405	1,895,310
Other current assets		832,376	1,053,978

Total current assets		7,789,409	7,275,310
Property, plant and equipment		4,147,440	4,056,864
Right-of-use assets		4,268,203	4,129,888
Intangible assets		1,401,497	1,381,009
Goodwill		13,638,912	12,958,728
Deferred taxes		333,286	351,152
Investment in equity method investees	11	726,595	761,113
Other non-current assets		853,197	774,972

Total non-current assets		25,369,130	24,413,726

Total assets		33,158,539	31,689,036

Liabilities
Accounts payable to unrelated parties		635,422	731,993
Accounts payable to related parties	3	105,446	95,401
Current provisions and other current liabilities	2d	3,792,747	3,517,076
Short-term debt from unrelated parties	5	1,126,911	62,950
Short-term debt from related parties	5	13,714	16,320
Current portion of long-term debt	6	785,475	1,008,359
Current portion of long-term lease liabilities from unrelated parties		617,467	588,492
Current portion of long-term lease liabilities from related parties	3	20,697	20,664
Income tax payable		145,094	118,389

Total current liabilities		7,242,973	6,159,644
Long-term debt, less current portion	6	6,315,270	6,800,101
Long-term lease liabilities from unrelated parties, less current portion		3,907,002	3,763,775
Long-term lease liabilities from related parties, less current portion	3	113,948	119,356
Non-current provisions and other non-current liabilities		804,329	931,590
Pension liabilities		679,199	718,502
Income tax payable		86,947	78,872
Deferred taxes		809,215	785,886

Total non-current liabilities		12,715,910	13,198,082

Total liabilities		19,958,883	19,357,726
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 292,888,145 issued and outstanding as of March 31, 2021 and 362,370,124 shares authorized, 292,876,570 issued and outstanding as of December 31, 2020		292,888	292,877
Additional paid-in capital		2,887,037	2,872,630
Retained earnings		10,500,006	10,254,913
Accumulated other comprehensive income (loss)		(1,681,856)	(2,205,340)

Total FMC-AG & Co. KGaA shareholders' equity		11,998,075	11,215,080
Noncontrolling interests		1,201,581	1,116,230

Total equity		13,199,656	12,331,310

Total liabilities and equity		33,158,539	31,689,036

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows
in € THOUS

		For the three months ended March 31,
	Note	2021	2020
Operating activities
Net income		304,334	350,369
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	11	388,202	400,687
Change in deferred taxes, net		(6,054)	(29,271)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(8,024)	17,709
Income from equity method investees	11	(27,756)	(20,409)
Interest expense, net		76,072	104,219
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(476,560)	(286,867)
Inventories		(41,423)	(82,230)
Other current and non-current assets		170,572	83,873
Accounts receivable from related parties		(3,964)	32,219
Accounts payable to related parties		6,237	14,736
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		(111,529)	83,290
Income tax payable		67,610	53,048
Received dividends from investments in equity method investees		1,075	1,143
Paid interest		(104,607)	(111,538)
Received interest		15,256	8,751
Paid income taxes		(41,793)	(35,662)

Net cash provided by (used in) operating activities		207,648	584,067

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(184,301)	(281,977)
Acquisitions and investments, net of cash acquired, and purchases of intangible assets		(106,489)	(37,085)
Investments in debt securities		(10,739)	(715)
Proceeds from sale of property, plant and equipment		5,376	1,444
Proceeds from divestitures		1,841	(1,954)
Proceeds from sale of debt securities		70,259	7,954

Net cash provided by (used in) investing activities		(224,053)	(312,333)

Financing activities
Proceeds from short-term debt from unrelated parties		1,070,531	182,217
Repayments of short-term debt from unrelated parties		(8,593)	(177,570)
Proceeds from short-term debt from related parties		—	498,811
Repayments of short-term debt from related parties		(2,606)	—
Proceeds from long-term debt		9,693	12,664
Repayments of long-term debt		(888,215)	(568,648)
Repayments of lease liabilities from unrelated parties		(164,249)	(172,352)
Repayments of lease liabilities from related parties		(5,144)	(4,117)
Increase (decrease) of accounts receivable facility		12,450	270,936
Proceeds from exercise of stock options		575	415
Purchase of treasury stock		—	(216,123)
Distributions to noncontrolling interests		(69,523)	(61,806)
Contributions from noncontrolling interests		9,166	4,041

Net cash provided by (used in) financing activities		(35,915)	(231,532)

Effect of exchange rate changes on cash and cash equivalents		44,259	4,281
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(8,061)	44,483
Cash and cash equivalents at beginning of period		1,081,539	1,007,723

Cash and cash equivalents at end of period		1,073,478	1,052,206

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated statements of shareholders´ equity
For the three months ended March 31, 2021 and 2020 (unaudited)

Consolidated statements of shareholders´ equity
in € THOUS, except share data

								Accumulated other comprehensive income (loss)
		Ordinary shares		Treasury stock								Total FMC-AG & Co. KGaA shareholders' equity
	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions	Fair value changes		Noncontrolling interests	Total equity
Balance at December 31, 2019		304,436,876	304,437	(6,107,629)	(370,502)	3,607,662	9,454,861	(664,987)	(10,460)	(363,098)	—	11,957,913	1,269,324	13,227,237

Proceeds from exercise of options and related tax effects		7,565	7	—	—	213	—	—	—	—	—	220	—	220
Purchase of treasury stock		—	—	(4,992,660)	(322,164)	—	—	—	—	—	—	(322,164)	—	(322,164)
Purchase/ sale of noncontrolling interests		—	—	—	—	(4,565)	—	—	—	—	—	(4,565)	(29,731)	(34,296)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(56,179)	(56,179)
Put option liabilities	10	—	—	—	—	—	(5,339)	—	—	—	—	(5,339)	—	(5,339)
Net Income		—	—	—	—	—	282,719	—	—	—	—	282,719	67,650	350,369
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	87,623	(237)	(4,152)	—	83,234	22,444	105,678
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	4,410	—	—	4,410	—	4,410

Comprehensive income		—	—	—	—	—	—	—	—	—	—	370,363	90,094	460,457

Balance at March 31, 2020		304,444,441	304,444	(11,100,289)	(692,666)	3,603,310	9,732,241	(577,364)	(6,287)	(367,250)	—	11,996,428	1,273,508	13,269,936

Balance at December 31, 2020		292,876,570	292,877	—	—	2,872,630	10,254,913	(1,936,713)	(7,706)	(346,282)	85,361	11,215,080	1,116,230	12,331,310
Proceeds from exercise of options and related tax effects		11,575	11	—	—	431	—	—	—	—	—	442	—	442
Purchase/ sale of noncontrolling interests		—	—	—	—	13,976	—	—	—	—	—	13,976	28,545	42,521
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(47,175)	(47,175)
Put option liabilities	10	—	—	—	—	—	(3,853)	—	—	—	—	(3,853)	—	(3,853)
Net Income		—	—	—	—	—	248,946	—	—	—	—	248,946	55,388	304,334
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	504,179	(380)	(6,498)	(98)	497,203	48,593	545,796
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	(1,195)	—	—	(1,195)	—	(1,195)
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	38,877	—	38,877	—	38,877
Fair value changes		—	—	—	—	—	—	—	—	—	(11,401)	(11,401)	—	(11,401)

Comprehensive income		—	—	—	—	—	—	—	—	—	—	772,430	103,981	876,411

Balance at March 31, 2021		292,888,145	292,888	—	—	2,887,037	10,500,006	(1,432,534)	(9,281)	(313,903)	73,862	11,998,075	1,201,581	13,199,656

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis care and related services to persons who suffer from End-Stage Kidney Disease ("ESKD"), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company's health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company's other health care services include value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

In these unaudited notes, "FMC-AG & Co. KGaA," "Company" or the "Group" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 11.

Basis of presentation

The consolidated financial statements and other financial information included in the Company's quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting and functional currency. The quarterly financial report is prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and contains condensed financial statements, in that it does not include all of the notes that would be required in a complete set of financial statements, but rather selected explanatory notes. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company's Annual Report on Form 20-F for the year ended December 31, 2020 (the "2020 Form 20-F") in accordance with IAS 1, Presentation of Financial Statements.

The consolidated financial statements at March 31, 2021 and for the three months ended March 31, 2021 and 2020 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2020 Form 20-F. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies, in its Argentine and Lebanese subsidiaries due to inflation in these countries. The table below details the specific inputs used to calculate the loss on net monetary position on a country-specific basis.

Inputs for the calculation of losses on net monetary positions

	Argentina	Lebanon
Date of IAS 29 initial application	July 1, 2018	December 31, 2020
Consumer price index	Índice de precios al consumidor	Central Administration of Statistics
Index at March 31, 2021	435.9	331.0
Calendar year increase	13%	17%
Loss on net monetary position in € THOUS	7,494	852

In the consolidated statements of income, "Selling, general and administrative" expenses related to the amortization of acquired technology and other costs in the amount of €20,213 for the three months ended March 31, 2020 have been reclassified to "Costs of Revenue" to conform to the current year's presentation.

In the consolidated statements of income, "(Gain) loss related to divestitures of Care Coordination activities" in the amount of €24,332 for the three months ended March 31, 2020, which were previously presented separately, have been included within "Selling, general and administrative" expenses to conform to the current year's presentation.

As a result of further analysis of the contracts related to a multi-currency notional pooling cash management system, cash and cash equivalents and short-term debt associated with this system which were previously presented on a gross basis are presented on a net basis in the consolidated financial statements. In the consolidated statements of cash flows, "Proceeds from short-term debt from unrelated parties" and "Cash and cash equivalents at end of period" for the three months ended March 31, 2020 decreased by €352,846.

The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results of operations for the year ending December 31, 2021.

At May 6, 2021, the Management Board authorized the issuance of the Company's consolidated financial statements.

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the three months ended March 31, 2021 in conformity with IFRS that must be applied for the interim periods starting on or after January 1, 2021. In the three months ended March 31, 2021, there were no recently implemented accounting pronouncements that had a material effect on the Company's consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

Recent accounting pronouncements not yet adopted

The IASB issued the following new standards which are relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

Amendments to IAS 1, Classification of Liabilities as Current and Non-current

In January 2020, the IASB issued Amendments to IAS 1, Classification of Liabilities as Current and Non-current. The amendments clarify under which circumstances debt and other liabilities with an uncertain settlement date should be classified as current or non-current. Among others, the amendments state that liabilities shall be classified depending on rights that exist at the end of the reporting period and define under which conditions liabilities might be settled by cash, other economic resources or equity.

On July 15, 2020, the IASB deferred the effective date by one year to provide companies with more time to implement any classification changes resulting from the amendments. The Amendments to IAS 1 are now effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently evaluating the impact of the amendments to IAS 1 on the consolidated financial statements.

In the Company's view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income

a)
Revenue

The Company has recognized the following revenue in the consolidated statement of income for the three months ended March 31, 2021 and 2020:

Revenue

in € THOUS

	For the three months ended March 31,
	2021			2020
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services	3,233,136	92,323	3,325,459	3,515,572	79,091	3,594,663
Health care products	849,620	35,046	884,666	870,362	22,771	893,133

Total	4,082,756	127,369	4,210,125	4,385,934	101,862	4,487,796

b)    Research and development expenses

Research and development expenses of €48,645 for the three months ended March 31, 2021 (for the three months ended March 31, 2020: €45,917) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €1,302 (for the three months ended March 31, 2020: €1,263).

c)     Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three months ended March 31, 2021 and 2020:

Reconciliation of basic and diluted earnings per share
in € THOUS, except share and per share data

	For the three months ended March 31,
	2021	2020
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	248,946	282,719

Denominators:
Weighted average number of shares outstanding	292,878,085	297,842,343
Potentially dilutive shares	131,477	219,801

Basic earnings per share	0.85	0.95

Diluted earnings per share	0.85	0.95

d)    Impacts of severe acute respiratory syndrome coronavirus 2 ("COVID-19")

The Company provides life-sustaining dialysis treatments and other critical healthcare services and products to patients. Its patients need regular and frequent dialysis treatments, or else they face significant health consequences that would result in either hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

measures, both operational and financial, to maintain an adequate workforce, protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support healthcare providers and patients.

The Company received government relief in various regions in which it operates in the amount of €7,228 for the three months ended March 31, 2021. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns.

The remaining amount of U.S. government relief funding received under the Coronavirus Aid, Relief, and Economic Security Act of 2020 ("CARES Act") recorded in deferred income was $16,513 (€14,083) and $22,473 (€18,314) at March 31, 2021 and December 31, 2020, respectively. In 2020, the Company also recorded a contract liability for advance payments received under the CMS Accelerated and Advance Payment program within current provisions and other current liabilities and non-current provisions and other non-current liabilities. Contract liabilities related to the CMS Accelerated and Advance Payment program were $1,046,025 (€892,133) and $1,046,025 (€852,437) as of March 31, 2021 and December 31, 2020, respectively. Beginning on April 1, 2021, CMS began recouping these accelerated and advance payments from the Company.

3. Related party transactions

Fresenius SE is the Company's largest shareholder and owns 32.2% of the Company's outstanding shares at March 31, 2021. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. The Company's related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Related party transactions (Continued)

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

Under the Centers for Medicare and Medicaid Services' ("CMS") Comprehensive End-Stage Renal Disease ("ESRD") Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations ("ESCOs") as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESKD patients while lowering CMS's costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company's receivables from and payables to the indicated parties, resulting from the above described transactions with related parties.

Service agreements and products with related parties
in € THOUS

	For the three months ended March 31, 2021		For the three months ended March 31, 2020		March 31, 2021		December 31, 2020
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	34	8,286	28	5,450	168	3,807	251	3,655
Fresenius SE affiliates	979	24,016	1,187	26,328	703	5,922	824	7,944
Equity method investees	10,229	—	2,109	—	87,654	—	74,935	—

Total	11,242	32,302	3,324	31,778	88,525	9,729	76,010	11,599

Products
Fresenius SE affiliates	11,632	7,867	10,821	9,048	9,363	3,549	10,330	5,732
Equity method investees	—	106,002	—	112,129	—	72,202	—	57,207

Total	11,632	113,869	10,821	121,177	9,363	75,751	10,330	62,939

(1)
In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,239 and €5,368 at March 31, 2021 and December 31, 2020, respectively.

In addition to the amounts noted in the table above, the Company recorded an accounts receivable amount of €54,323 related to dividend payments from Vifor Fresenius Medical Care Renal Pharma Ltd as of March 31, 2021.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company's corporate

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Related party transactions (Continued)

headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties
in € THOUS

	For the three months ended March 31, 2021			For the three months ended March 31, 2020			March 31, 2021		December 31, 2020
	Depreciation	Interest expense	Lease expense(1)	Depreciation	Interest expense	Lease expense(1)	Right-of- use asset	Lease liability	Right-of- use asset	Lease liability
Fresenius SE	1,979	170	345	1,124	110	1,099	56,089	56,690	58,073	58,610
Fresenius SE affiliates	3,280	290	37	3,247	334	70	76,673	77,955	80,188	81,410

Total	5,259	460	382	4,371	444	1,169	132,762	134,645	138,261	140,020

(1)
Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)     Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of March 31, 2021 and December 31, 2020, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €789 and €1,037, respectively. As of March 31, 2021, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €1,293. As of December 31, 2020, the Company did not have accounts payable to Fresenius SE related to short-term financing. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due on August 20, 2021 with an interest rate of 0.825%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2021 with an interest rate of 1.025%.

At March 31, 2021, the Company borrowed from Fresenius SE €10,714 on an unsecured basis at an interest rate of 0.825%. At December 31, 2020, the Company borrowed from Fresenius SE in the amount of €13,320 on an unsecured basis at an interest rate of 0.825%. For further information on this loan agreement, see note 5.

d)    Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €8,783 and €8,265 for its management services

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Related party transactions (Continued)

during the three months ended March 31, 2021 and 2020, respectively. As of March 31, 2021 and December 31, 2020, the Company had accounts receivable from the General Partner in the amount of €437 and €4,061, respectively. As of March 31, 2021 and December 31, 2020, the Company had accounts payable to the General Partner in the amount of €18,673 and €20,863, respectively.

4. Inventories

At March 31, 2021 and December 31, 2020, inventories consisted of the following:

Inventories
in € THOUS

	March 31, 2021	December 31, 2020
Finished goods	1,173,679	1,088,311
Health care supplies	462,876	473,164
Raw materials and purchased components	240,369	232,422
Work in process	112,481	101,413

Inventories	1,989,405	1,895,310

5. Short-term debt

At March 31, 2021 and December 31, 2020, short-term debt consisted of the following:

Short-term debt
in € THOUS

	March 31, 2021	December 31, 2020
Commercial paper program	684,176	19,995
Borrowings under lines of credit	442,199	42,442
Other	536	513

Short-term debt from unrelated parties	1,126,911	62,950
Short-term debt from related parties (see note 3 c)	13,714	16,320

Short-term debt	1,140,625	79,270

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At March 31, 2021 and December 31, 2020, cash and borrowings under lines of credit in the amount of €264,539 and €998,044, respectively, were offset under this cash management system.

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At March 31, 2021, the outstanding commercial paper amounted to €684,000 (December 31, 2020: €20,000).

Short-term debt from related parties

The Company and one of its subsidiaries are parties to an unsecured loan agreement, as borrowers, with Fresenius SE, as lender, under which the Company and one of its subsidiaries may request and receive one

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

5. Short-term debt (Continued)

or more short-term advances up to an aggregate amount of €600,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 3 c).

6. Long-term debt

As of March 31, 2021 and December 31, 2020, long-term debt consisted of the following:

Long-term debt
in € THOUS

	March 31, 2021	December 31, 2020
Amended 2012 Credit Agreement	1,172,472	1,162,342
Bonds	5,678,157	6,408,118
Accounts Receivable Facility	12,793	—
Other	237,323	238,000

Long-term debt	7,100,745	7,808,460

Less current portion	(785,475)	(1,008,359)

Long-term debt, less current portion	6,315,270	6,800,101

The bonds issued by Fresenius Medical Care US Finance, Inc. in the amount of $650,000 (€472,889 as of the date of issuance on February 3, 2011) were redeemed at maturity on February 15, 2021. Additionally, the bonds issued by Fresenius Medical Care Finance VII S.A. on February 3, 2011 in the amount of €300,000 were redeemed at maturity on February 15, 2021.

Amended 2012 Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at March 31, 2021 and December 31, 2020:

Amended 2012 Credit Agreement—Maximum amount available and balance outstanding in THOUS

	Maximum amount available March 31, 2021		Balance outstanding March 31, 2021(1)
Revolving credit USD 2017 / 2022	$900,000	€767,590	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,080,000	€921,109	$1,080,000	€921,109
EUR term loan 2017 / 2022	€252,000	€252,000	€252,000	€252,000

		€2,540,699		€1,173,109

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

6. Long-term debt (Continued)

	Maximum amount available December 31, 2020		Balance outstanding December 31, 2020(1)
Revolving credit USD 2017 / 2022	$900,000	€733,436	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,110,000	€904,572	$1,110,000	€904,572
EUR term loan 2017 / 2022	€259,000	€259,000	€259,000	€259,000

		€2,497,008		€1,163,572

(1)
Amounts shown are excluding debt issuance costs.

Accounts Receivable Facility

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at March 31, 2021 and December 31, 2020:

Accounts Receivable Facility—Maximum amount available and balance outstanding in THOUS

	Maximum amount available March 31, 2021(1)		Balance outstanding March 31, 2021(2)(3)
Accounts Receivable Facility	$900,000	€767,591	$15,000	€12,793

	Maximum amount available December 31, 2020(1)		Balance outstanding December 31, 2020(2)
Accounts Receivable Facility	$900,000	€733,437	$—	€—

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

(3)
Included in "Current portion of long-term debt" in the consolidated balance sheet as of March 31, 2021.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,522 and $12,522 (€10,680 and €10,205) at March 31, 2021 and December 31, 2020, respectively. These letters of credit are not included above as part of the balance outstanding at March 31, 2021 and December 31, 2020; however, they reduce available borrowings under the Accounts Receivable Facility.

7. Capital management

As of March 31, 2021 and December 31, 2020 total equity in percent of total assets was 39.8% and 38.9%, respectively, and debt and lease liabilities in percent of total assets was 38.9% and 39.1%, respectively.

The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered and rated investment grade by Moody's, Standard & Poor's and Fitch.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

7. Capital management (Continued)

Rating(1)

	Standard & Poor´s	Moody´s	Fitch
Corporate Credit Rating	BBB	Baa3	BBB–
Outlook	stable	stable	stable

(1)
A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

42

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Share-based plans

On March 1, 2021 the members of the management board of Management AG were granted 192,201 performance shares with a total fair value of €10,448 under the Fresenius Medical Care Management Board Long Term Incentive Plan 2020. This amount will be amortized over the three-year vesting period. The weighted average fair value per performance share at the grant date was €54.36.

9. Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the United States.

On March 29, 2019, the Company entered into a non-prosecution agreement ("NPA") with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. The DOJ NPA is scheduled to terminate on August 2, 2022 and the dismissal of the SEC Order is scheduled to occur on November 30, 2022. The Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor. Due to COVID-19 pandemic restrictions, the monitorship program faced certain delays, but the Company is working to have all its obligations under the resolution with the DOJ and SEC completed in 2022.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Commitments and contingencies (Continued)

Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

On October 30, 2020, Mexico's primary social security and health care agency filed a civil complaint in the United States District Court for the District of Massachusetts (Boston) asserting claims for common law fraud against the Company and FMCH. 2020 Civ. 11927-IT (E. D. Mass.). The allegations of the complaint rely on the Company's resolution under the FCPA. FMCH has been served and is proceeding to defend the litigation, initially by seeking dismissal based on improper venue and lack of jurisdiction. The Company has agreed to respond and defend if the case is not dismissed on FMCH's motion.

Personal injury and related litigation, including litigation by certain state government agencies, involving FMCH's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. The matters remaining after judicial decisions favorable to FMCH and settlement, including most significantly the settlement in the federal multi-district personal injury litigation consummated in November 2017, do not present material risk. Accordingly, specific reporting on these matters has been discontinued.

FMCH's insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 (€179,284) of the settlement fund under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, FMCH's insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County).

Discovery in the litigation is complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000 (€48,896). FMCH contests all of AIG's claims and submitted expert reports supporting rights to recover $108,000 (€88,012) from AIG, in addition to the $220,000 (€179,284) already funded. A trial date has not been set in the matter.

In August 2014, FMCH received a subpoena from the United States Attorney's Office ("USAO") for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator's qui tam complaint that gave rise to the investigation. United States ex rel. Martin Flanagan v. Fresenius Medical Care Holdings, Inc., 2014 Civ. 00665 (D. Maryland). The relator has served the complaint and litigation is proceeding. In response to FMCH's motion to dismiss the unsealed complaint, the relator filed an amended complaint on February 5, 2021 making broad allegations about financial relationships between FMCH and nephrologists.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. With discovery concluded, the State has specified that its demands for relief relate to $7,700 (€6,275) in overpayments on approximately twenty thousand "claims" submitted by Liberty. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Commitments and contingencies (Continued)

sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation has been postponed because of COVID-19-related administrative issues and has been rescheduled for January 2022.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH continues to cooperate in the Denver USAO investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to proceed on its own. On January 27, 2021, the Magistrate Judge recommended dismissal of the complaint with prejudice and without leave to amend. The relator is appealing the Magistrate Judge's recommendation.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by FMCH's subsidiary Azura Vascular Care for a period beginning after FMCH's acquisition of American Access Care LLC ("AAC") in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities were medically unnecessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. ("Shiel"), which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, FMCH retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. FMCH is cooperating in the investigation.

In May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning FMCH's retail

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Commitments and contingencies (Continued)

pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 (€53,778) settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 00943 (N.D. Tex.). FMCH is cooperating in the Nashville investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, "VFMCRP") (see note 3), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, "Lupin"), and Teva Pharmaceuticals USA, Inc. ("Teva") in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-MN, "first complaint"). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications ("ANDA") with the U.S. Food and Drug Administration ("FDA") for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, "Annora"), in the U.S. District Court for the District of Delaware on December 17, 2018. The case was settled among the parties, thus terminating the court action on August 4, 2020. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN, "second complaint") in response to Lupin's ANDA for a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN) in response to the companies' ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book. All cases involving Lupin as defendant were settled among the parties, thus terminating the corresponding court actions on December 18, 2020. In relation to the remaining pending cases and the defendant Teva, trial took place for the first complaint between January 19 and 22, 2021, and trial is scheduled for the second complaint for June 2022.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH is cooperating in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or "crosswalking" of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed their position). The parties will proceed to discovery. The court has not yet set a date for trial in this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Commitments and contingencies (Continued)

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. FMCH is cooperating in the investigation.

On March 25, 2021, FMCH received a grand jury subpoena issued from the United States District Court for the Northern District of Texas (Dallas). The subpoena seeks documents comprising communications between employees of FMCH and DaVita and partially overlaps in content the 2018 Denver subpoena. The Dallas subpoena is part of a separate investigation by the Anti-Trust Division of the Department of Justice into possible employee "no poaching" and similar agreements to refrain from competition and is related to the indictment in United States v. Surgical Care Affiliates, 3:2021-Cr-0011 (N.D. Tex.). The unnamed co-conspirators described in the Surgical Care Affiliates indictment do not include FMCH, the Company, or any of their employees. FMCH is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Commitments and contingencies (Continued)

associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

10. Financial instruments

The following tables show the carrying amounts and fair values of the Company's financial instruments at March 31, 2021 and December 31, 2020:

Carrying amount and fair value of financial instruments
in € THOUS

	Carrying amount
						Fair value
				Not classified
March 31, 2021	Amortized cost	FVPL	FVOCI		Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	836,431	237,047	—	—	1,073,478	236,898	149	—
Trade accounts and other receivables from unrelated parties	3,668,560	—	—	72,153	3,740,713	—	—	—
Accounts receivable from related parties	153,437	—	—	—	153,437	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	1,552	1,552	—	1,552	—
Derivatives—not designated as hedging instruments	—	11,613	—	—	11,613	—	11,613	—
Equity investments	—	174,117	76,132	—	250,249	18,484	60,908	170,857
Debt securities	—	68,709	287,240	—	355,949	350,792	5,157	—
Other financial assets	119,528	—	—	121,574	241,102	—	—	—

Other current and non-current assets	119,528	254,439	363,372	123,126	860,465	—	—	—

Financial assets	4,777,956	491,486	363,372	195,279	5,828,093	—	—	—

Accounts payable to unrelated parties	635,422	—	—	—	635,422	—	—	—
Accounts payable to related parties	105,446	—	—	—	105,446	—	—	—
Short-term debt	1,140,625	—	—	—	1,140,625	—	—	—
Long-term debt	7,100,745	—	—	—	7,100,745	5,892,832	1,416,577	—
Lease liabilities	—	—	—	4,659,114	4,659,114	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	4,471	4,471	—	4,471	—
Derivatives—not designated as hedging instruments	—	22,027	—	—	22,027	—	22,027	—
Variable payments outstanding for acquisitions	—	64,900	—	—	64,900	—	—	64,900
Put option liabilities	—	—	—	924,532	924,532	—	—	924,532
Other financial liabilities	1,550,346	—	—	—	1,550,346	—	—	—

Other current and non-current liabilities	1,550,346	86,927	—	929,003	2,566,276	—	—	—

Financial liabilities	10,532,584	86,927	—	5,588,117	16,207,628	—	—	—

(1)
Highly liquid short-term investments are mainly categorized in level 1 of the fair value hierarchy. Cash and cash equivalents measured at amortized cost is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

10. Financial instruments (Continued)

Carrying amount and fair value of financial instruments
in € THOUS

	Carrying amount
						Fair value
				Not classified
December 31, 2020	Amortized cost	FVPL	FVOCI		Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	781,029	300,510	—	—	1,081,539	300,367	143	—
Trade accounts and other receivables from unrelated parties	3,080,770	—	—	72,275	3,153,045	—	—	—
Accounts receivable from related parties	91,438	—	—	—	91,438	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	1,130	1,130	—	1,130	—
Derivatives—not designated as hedging instruments	—	5,367	—	—	5,367	—	5,367	—
Equity investments	—	191,739	56,911	—	248,650	11,911	48,221	188,518
Debt securities	—	103,387	297,954	—	401,341	396,392	4,949	—
Other financial assets	195,926	—	—	108,830	304,756	—	—	—

Other current and non-current assets	195,926	300,493	354,865	109,960	961,244	—	—	—

Financial assets	4,149,163	601,003	354,865	182,235	5,287,266	—	—	—

Accounts payable to unrelated parties	731,993	—	—	—	731,993	—	—	—
Accounts payable to related parties	95,401	—	—	—	95,401	—	—	—
Short-term debt	79,270	—	—	—	79,270	—	—	—
Long-term debt	7,808,460	—	—	—	7,808,460	6,764,681	1,404,640	—
Lease liabilities	—	—	—	4,492,287	4,492,287	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	1,667	1,667	—	1,667	—
Derivatives—not designated as hedging instruments	—	39,281	—	—	39,281	—	39,281	—
Variable payments outstanding for acquisitions	—	66,359	—	—	66,359	—	—	66,359
Put option liabilities	—	—	—	882,422	882,422	—	—	882,422
Other financial liabilities	1,537,783	—	—	—	1,537,783	—	—	—

Other current and non-current liabilities	1,537,783	105,640	—	884,089	2,527,512	—	—	—

Financial liabilities	10,252,907	105,640	—	5,376,376	15,734,923	—	—	—

(1)
Highly liquid short-term investments are mainly categorized in level 1 of the fair value hierarchy. Cash and cash equivalents measured at amortized cost is not categorized.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of March 31, 2021 and December 31, 2020. The Company accounts for transfers at the end of the reporting period.

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

10. Financial instruments (Continued)

swaps. Derivative contracts that do not qualify for hedge accounting are utilized for economic purposes. The Company does not use financial instruments for trading purposes.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables from unrelated parties, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss ("FVPL"). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements, weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as fair value through other comprehensive income ("FVOCI"). The smaller part of debt securities does not give rise to cash flows that are solely payments of principle and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put options. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

10. Financial instruments (Continued)

time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €67,017 is then compared to the total liabilities and the shareholder's equity of the Company. This analysis shows that an increase of 10% in the relevant earnings would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder's equity of the Company.

Following is a roll forward of Level 3 financial instruments at March 31, 2021 and December 31, 2020:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2021			2020
	Equity investments	Variable payments outstanding for acquisitions	Put option liabilities	Equity investments	Variable payments outstanding for acquisitions	Put option liabilities
Beginning balance at January 1,	188,518	66,359	882,422	183,054	89,677	934,425
Increase	—	4,846	30,177	—	17,253	51,388
Decrease	—	(2,198)	(8,649)	—	(35,764)	(99,877)
Gain / loss recognized in profit or loss(1)	(25,729)	(4,419)	—	22,489	(1,996)	—
Gain / loss recognized in equity	—	—	(17,675)	—	—	73,993
Foreign currency translation and other changes	8,068	312	38,257	(17,025)	(2,811)	(77,507)

Ending balance at March 31, and December 31,	170,857	64,900	924,532	188,518	66,359	882,422

(1)
Includes realized and unrealized gains / losses.

11. Segment and corporate information

The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company does not include income taxes as it believes taxes are outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance as well as certain legal costs, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

11. Segment and corporate information (Continued)

production are based on the expected demand of the segments and consolidated profitability considerations. The Company's global research and development as well as its Global Medical Office, which seeks to standardize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities ("Corporate") do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

Information pertaining to the Company's segment and Corporate activities for the three months ended March 31, 2021 and 2020 is set forth below:

Segment and corporate information
in € THOUS

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Total Segment	Corporate(1)	Total
Three months ended March 31, 2021
Revenue from health care services	2,550,966	332,461	227,813	114,679	3,225,919	7,217	3,233,136
Revenue from health care products	251,804	319,011	230,748	43,785	845,348	4,272	849,620

Revenue from contracts with customers	2,802,770	651,472	458,561	158,464	4,071,267	11,489	4,082,756
Other revenue external customers	96,059	18,134	12,625	551	127,369	—	127,369

Revenue external customers	2,898,829	669,606	471,186	159,015	4,198,636	11,489	4,210,125
Inter—segment revenue	11,175	—	56	—	11,231	(11,231)	—

Revenue	2,910,004	669,606	471,242	159,015	4,209,867	258	4,210,125

Operating income	398,503	79,890	85,296	6,640	570,329	(96,076)	474,253

Interest							(76,072)

Income before income taxes							398,181
Depreciation and amortization	(239,783)	(50,344)	(25,662)	(8,941)	(324,730)	(63,176)	(387,906)
Impairment loss	(296)	—	—	—	(296)	—	(296)
Income (loss) from equity method investees	27,391	(406)	726	45	27,756	—	27,756
Total assets	21,947,496	3,840,853	2,838,318	737,386	29,364,053	3,794,486	33,158,539
thereof investment in equity method investees	390,805	206,985	103,171	25,634	726,595	—	726,595
Additions of property, plant and equipment, intangible assets and right-of-use assets	220,534	48,576	20,790	12,744	302,644	57,625	360,269
Three months ended March 31, 2020
Revenue from health care services	2,828,946	341,107	217,840	120,588	3,508,481	7,091	3,515,572
Revenue from health care products	273,331	331,387	214,096	46,674	865,488	4,874	870,362

Revenue from contracts with customers	3,102,277	672,494	431,936	167,262	4,373,969	11,965	4,385,934
Other revenue external customers	83,946	6,252	10,958	706	101,862	—	101,862

Revenue external customers	3,186,223	678,746	442,894	167,968	4,475,831	11,965	4,487,796
Inter—segment revenue	7,175	1,313	4	121	8,613	(8,613)	—

Revenue	3,193,398	680,059	442,898	168,089	4,484,444	3,352	4,487,796

Operating income	463,411	101,054	76,809	6,857	648,131	(93,001)	555,130

Interest							(104,219)

Income before income taxes							450,911
Depreciation and amortization	(256,629)	(45,975)	(25,959)	(8,712)	(337,275)	(62,399)	(399,674)
Impairment loss	(999)	(14)	—	—	(1,013)	—	(1,013)
Income (loss) from equity method investees	21,050	(1,662)	950	71	20,409	—	20,409
Total assets	22,761,436	3,824,691	2,774,610	872,778	30,233,515	3,838,912	34,072,427
thereof investment in equity method investees	425,139	166,369	100,723	24,911	717,142	—	717,142
Additions of property, plant and equipment, intangible assets and right-of-use assets	359,866	45,173	45,290	17,167	467,496	75,785	543,281

(1)        Includes inter—segment consolidation adjustments.

12. Events occurring after the balance sheet date

No significant activities have taken place subsequent to the balance sheet date March 31, 2021 that have a material impact on the key figures and earnings presented. Currently, there are no significant changes in the Company's structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 10 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

 Controls and procedures

The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's General Partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations, described in note 9 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

 OTHER INFORMATION

Legal proceedings

The information in note 9 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.
1.2	Convenience translation of the Articles of Association (Satzung) of the registrant, as amended through March 24, 2021 (filed herewith).
31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three-months periods ended March 31, 2021 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of May 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: May 6, 2021

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ HELEN GIZA
	Name:	Helen Giza
	Title:	Chief Financial Officer and member of the Management Board of the General Partner